Amincor, Inc.
1350 Avenue of the Americas, 24th Floor
New York, New York 10019
Tel. # 347-821-3452

October 4, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street NE
Washington, DC  20549
Attn: Kevin Dougherty

Re:	Amincor, Inc.
Registration Statement on Form 10
Filed August 4, 2010
File No. 000-49669

Dear Mr. Dougherty:

This letter is in response to your comment letter of September 3, 2010 regarding the above referenced matter.  The numbered responses below correspond to the numbered comments in your letter.

General

1.           The appropriate corresponding changes to all disclosure to which a comment relates have been made.

2.           The cover page discloses each Class of securities to be registered under Section 12(g).  Only the Class A and Class B common stock are to be registered.  Description of Securities on page 19 has been revised to clarify that the preferred shares are not being registered.

3.           Control of the Registrant was transferred to Messer’s Rice and Ingrassia from former shareholders John O. Jones Jr. and Robert Wilkins in September 2005, when Messer’s Rice and Ingrassia purchased a controlling interest in the Company from Mr. Jones and Dr. Wilkins and various other shareholders of the Company.

Business

4.           The Registration Statement has been revised to provide the requested information.  Please see page 4.

5.           The Registration Statement has been revised to provide the requested information.  Please see page 7.

Management’s Discussion and Analysis of Financial Condition and Results of Operation

6.           The Registration Statement has been revised to provide the requested information.  Please see page 11.

Amount Due from Factor

7.           The Registration Statement has been revised to provide the requested information.  Please see page 12.

  The Factoring Agreement is not included as a material exhibit, since, as noted in this section in the amended Form 10, the Factoring Agreement it is no longer in effect.

Liquidity

8.           The Registration Statement has been revised to provide the requested information.  Please see page 12.

9.           The Registration Statement has been revised to provide the requested information.  Please see page 13.

  The credit facility in not the same as the purchase order financing agreement described in Note 7 on Page F-33.  There is no formal credit agreement to be filed as an Exhibit.

Directors and Executive Officers

10.           The Registration Statement has been revised to provide the requested information.  Please see page 15.

11.           The Registration Statement has been revised to provide the requested information.  Please see page 15.

Involvement in Certain Legal Proceedings

12.           The Registration Statement has been revised to provide the requested information.  Please see page 17.

Executive Compensation

13.           The Registration Statement has been revised to provide the requested information.  Please see page 18.

Certain Relationships and Related Transactions, Directors Independence

Relationships and Transactions

14.           The Registration Statement has been revised to provide the requested information.  Please see page 18.

Recent Sales of Unregistered Securities

15.           The Registration Statement has been revised to provide the requested information.  Please see page 19.

Exhibits

16.           We do not believe that the Letters of Intent to acquire the various target companies are required to be filed.  The acquisitions are subject to completion of satisfactory due diligence and GAAP audits and as is noted in the amended Form 10 on page 4 Letters of Intent for two of the proposed acquisitions have been terminated.

Financial Statements for the Year Ended December 31, 2009 and 2008 – Amincor Inc.

Note 6 – Subsequent Events, page F-10

17.           The requested disclosure has been provided.  Please see page F-10

18.           The requested disclosure has been provided. Please see page F-12

19.           The requested disclosure has been provided. Please see page F-12

20.           The requested disclosure has been provided. Please see page F-12

Financial Statements for the Year Ended December 31, 2009 and 2008 – Tulare Holdings, Inc.

Note 7 – Loan Payable, page F-33

21.           The requested disclosure has been provided.  Please see page F-36

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
Amincor, Inc.

/s/ John R. Rice III
John R. Rice III, President